INDEPENDENT AUDITORS' CONSENT

Jonathon P. Reuben, CPA
23440 Hawthorne Blvd. Suite 270
Torrance, California 90505
(310) 378-3609

TO: The Securities and Exchange Commission
       Washington, D.C. 20549

RE: Blackhawk Mountain Productions, Inc.

I consent to the use in this Registration Statement of Blackhawk Mountain Productions, Inc. on Form SB-1, of my report dated November 26, 2002 on the financial statements of Blackhawk Mountain Productions, Inc., appearing in the prospectus, which is part of this Registration Statement.

I also consent to the reference to me under the heading "Experts" in such Prospectus.

\S\ Jonathon C. Rueben, CPA
Jonathon P. Rueben, CPA
Torrance, California

June 18, 2003